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                              September 30, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Hospitality
PLC
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 29,
2022
                                                            File No. 333-266715

       Dear Mr. Museri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-4 filed September 29, 2022

       Exhibits

   1. Please provide a legal opinion for the legality of the warrants. We note that the warrants are governed by the
laws of the State of New York. For guidance, refer to Section
                                                        II.B.1.f. of Staff
Legal Bulletin No. 19.
   2.                                                   We note the statement
in the legality opinion in regards to the New Shares that    no further
                                                        amounts will be payable
to the Company in respect thereof.    Please revise the opinion to
                                                        address whether the New
Shares will be non-assessable. The opinion should opine upon whether the New Shares
are non-assessable based on the meaning of that term as
 Rafael Museri
Selina Hospitality PLC
September 30, 2022
Page 2
      understood under U.S. law. For guidance, refer to Section II.B.1.c. of Staff Legal Bulletin
      No. 19.
3. We note that Section 6 of the legal opinion states that "This opinion is given for the sole benefit of the Company . . .It is not to be disclosed in whole or in part (including summarised in whole or in part) transmitted to or used or relied upon by any other person .
      . . ." Please revise the the opinion to remove these limitations. For guidance, refer to
      Section II.B.3.d. of Staff Legal Bulletin No. 19.
       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameRafael Museri
                                                           Division of
Corporation Finance
Comapany NameSelina Hospitality PLC
                                                           Office of Real
Estate & Construction
September 30, 2022 Page 2
cc:       Ben Stein
FirstName LastName